Exhibit 99.1

Dominion Diamond Corporation Increases Interest in the Ekati Diamond Mine

YELLOWKNIFE, NT, Oct. 15, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that it has completed the previously announced acquisition of the interests of C. Fipke Holdings Ltd. ("FipkeCo") in the Ekati Diamond Mine. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, including the Jay and Lynx pipes.

Each of Dr. Stewart Blusson and Archon Minerals Limited ("Archon") exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% participating interest in the Buffer Zone. The base purchase price for the acquired Core Zone interest was US$42.2 million, plus purchase price adjustments of US$13.2 million for a total amount payable of US$55.4 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months.  The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US$11.11 million plus purchase price adjustments of US$3.24 million, for a total amount paid in cash at closing of US$14.35 million.

After giving effect to the transactions, the Company now holds an 88.889% interest in the Core Zone and a 65.3% interest in the Buffer Zone.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:00e 15-OCT-14